City of Buenos Aires, February 17th, 2021

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Edenor’s Class A Shares.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in order to inform , in addition to what was published on December 28th, 2020, that on the date hereon, Pampa`s General Shareholders Meeting approved by 99,97% of votes to sell its Class A common shares representing 51% of the capital stock and votes of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) to Empresa de Energía del Cono Sur S.A. (the “Purchaser”), being the sale subject to compliance of certain customary precedent conditions, including, but not limited to, the National Electricity Regulatory Entity (Ente Nacional Regulador de la Electricidad) prior approval.

Sincerely.

Victoria Hitce

Head of Market Relations